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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                                            SEC FILE NUMBER
                                                                0-14100
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                                  FORM 12b-25
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                                                             CUSIP NUMBER
                                                               808766109
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                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K and Form 10-KSM [_]Form 20-F [_]Form 11-K
             [_]Form 10-Q and Form 10-QSB [_]Form N-SAR

                    For Period Ended:      July 31, 1997
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                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended:___________________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 NOT APPLICABLE
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PART I - REGISTRANT INFORMATION

SCIENTIFIC MEASUREMENT SYSTEMS, INC.
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

2210 DENTON DRIVE, SUITE 106
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Address of Principal Executive Office (Street and Number)

AUSTIN, TEXAS  78758
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_]      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)
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THE COMPANY HAS UNDERGONE CHANGES IN KEY MANAGEMENT POSITIONS IN THE LAST
SEVERAL WEEKS, INCLUDING THE APPOINTMENT OF A NEW CHIEF EXECUTIVE OFFICER, THAT PERSON'S SUBSEQUENT RESIGNATION, AND THE APPOINTMENT OF THE CURRENT CHIEF EXECUTIVE OFFICER. THUS, CURRENT MANAGEMENT HAS NOT HAD ADEQUATE TIME TO PREPARE FOR THE FILING OF ITS ANNUAL REPORT ON FORM 10-KSB. THE COMPANY'S MANAGEMENT CHANGES ALSO CAUSED A DELAY IN THE INVOLVEMENT OF THE COMPANY'S AUDITORS, AND THE AUDITORS DO NOT HAVE SUFFICIENT TIME TO COMPLETE PREPARATION OF THE COMPANY'S FINANCIAL STATEMENTS.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

          HOWARD L. BURRIS, JR.           (512)                837-4712
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                (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).     [X] Yes     [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    [X] Yes     [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had net income of $277,000 on revenues of $3,165,000 in the year ended July 31, 1996 as compared to internal unaudited estimates of an approximate net loss of $881,000 on estimated revenues of $2,921,000 in the year ended July 31, 1997.

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                     SCIENTIFIC MEASUREMENT SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  October 30, 1997               By  /s/ Howard L. Burris, Jr.
      ----------------                   --------------------------------
                                         Howard L. Burris, Jr., President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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  INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).